August 27, 2024

Khurram Sheikh
Chief Executive Officer
CXApp Inc.
Four Palo Alto Square, Suite 200
3000 El Camino Real
Palo Alto, CA 94306

       Re: CXApp Inc.
           Registration Statement on Form S-1
           Filed August 9, 2024
           File No. 333-281452
Dear Khurram Sheikh:

     We have conducted a limited review of your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. In a PIPE transaction, a registered resale of securities is permitted where the investor is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on a market price or a fluctuating ratio. In addition, there can be no conditions that an investor can cause not to be satisfied, including conditions related to market price of the securities. Further, the closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.
       In that regard, we note that pursuant to the Securities Purchase Agreement with
       Streeterville Capital, the company will    reserve    3,049,000 Common
Shares for future
       issuance, the share purchase price is based on the market price, and that Streeterville
       Capital will have the right, but not obligation, to purchase from the Company. Please provide us with your analysis regarding your eligibility to register the resale of the
 August 27, 2024
Page 2

       common stock that may be issued pursuant to the Securities Purchase Agreement. Refer to
       Securities Act Sections Compliance and Disclosure Interpretations Questions 134.01 and
       139.11.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Charli Wilson at 202-551-6388 or Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Michael Mies